July 22, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:  Mara L. Ransom, Assistant Director

  Division of Corporate Finance

Re:	Marlin Midstream Partners, LP

Registration Statement on Form S-1 (File No. 333-189645)

Ladies and Gentlemen:

As the representatives of the several underwriters of the Marlin Midstream Partners, LP (the “Partnership”) proposed initial public offering of up to 6,250,000 common units representing limited partner interests in the Partnership, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:00 p.m., Washington, D.C. time, on July 25, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Preliminary Prospectus dated July 18, 2013, through the date hereof:

Preliminary Prospectus dated July 18, 2013:

5,161 copies to prospective underwriters, institutional investors, dealers and others.

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The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, STIFEL, NICOLAUS & COMPANY INCORPORATED ROBERT W. BAIRD & CO. INCORPORATED OPPENHEIMER & CO. INC., As Representatives of the several Underwriters

By:	STIFEL, NICOLAUS & COMPANY INCORPORATED

By:	/s/ Justin P. Bowman
Name:	Justin P. Bowman
Title:	Managing Director

By: ROBERT W. BAIRD & CO. INCORPORATED

By:	/s/ Ryan Engelhardt
Name:	Ryan Engelhardt
Title:	Vice President, Equity Capital Markets

By: OPPENHEIMER & CO. INC.

By:	/s/ Douglas Cameron
Name:	Douglas Cameron
Title:	Head of Equity Capital Markets